EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

May 2021

Item 3	News Releases

News release dated May 20, 2021.

Item 4	Summary of Material Change

On May 20, 2021, the Company announced that it has entered into an agreement with Research Capital Corporation as the lead underwriter and sole bookrunner (the “Lead Underwriter”), on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. (together with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriter have agreed to purchase, on a bought-deal basis, 13,750,000 units of the Company (the “Units”) at a price of $0.40 per Unit for aggregate gross proceeds to the Company of $5,500,000 (the "Offering").

Each Unit shall be comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of $0.50 at any time up to 36 months from the closing of the Offering.

The Company has granted to the Underwriter an option (the “Over-Allotment Option”) to increase the size of the Offering by up to an additional number of Units, and/or the components thereof, that in aggregate would be equal to 15% of the total number of Units to be issued under the Offering, to cover over-allotments, if any, and for market stabilization purposes, exercisable at any time and from time to time up to 30 days following the closing of the Offering.

The net proceeds from the Offering will be used for working capital and general corporate purposes.

The closing of the Offering is expected to occur on or about May 28, 2021 (the “Closing”) and is subject to the Company receiving all necessary regulatory approvals, including the approval of the Canadian Securities Exchange (the “Exchange”) to list, on the date of Closing, the Common Shares and the Common Shares issuable upon exercise of the Warrants and brokers warrants thereon.

In connection with the Offering, the Company intends to file a prospectus supplement (the "Supplement") to the Company’s short form base shelf prospectus dated April 26, 2021 (the "Shelf Prospectus"), with the securities regulatory authorities in British Columbia, Alberta and Ontario. Copies of the Shelf Prospectus and, the Supplement to be filed in connection with the Offering, can be found on SEDAR at www.sedar.com. The Shelf Prospectus contains, and the Supplement will contain, important detailed information about the Company and the Offering. Prospective investors should read the Supplement and accompanying Shelf Prospectus and the other documents the Company has filed on SEDAR at www.sedar.com before making an investment decision.

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Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

May 20, 2021

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SCHEDULE “A”

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

BETTERLIFE ANNOUNCES $5.5 MILLION BOUGHT-DEAL PUBLIC OFFERING OF UNITS

VANCOUVER, British Columbia – May 20, 2021 – BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU ), is pleased to announce that it has entered into an agreement with Research Capital Corporation as the lead underwriter and sole bookrunner (the “Lead Underwriter”), on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. (together with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriter have agreed to purchase, on a bought-deal basis, 13,750,000 units of the Company (the “Units”) at a price of $0.40 per Unit for aggregate gross proceeds to the Company of $5,500,000 (the "Offering").

Each Unit shall be comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of $0.50 at any time up to 36 months from the closing of the Offering.

The Company has granted to the Underwriter an option (the “Over-Allotment Option”) to increase the size of the Offering by up to an additional number of Units, and/or the components thereof, that in aggregate would be equal to 15% of the total number of Units to be issued under the Offering, to cover over-allotments, if any, and for market stabilization purposes, exercisable at any time and from time to time up to 30 days following the closing of the Offering.

The net proceeds from the Offering will be used for working capital and general corporate purposes.

The closing of the Offering is expected to occur on or about May 28, 2021 (the “Closing”) and is subject to the Company receiving all necessary regulatory approvals, including the approval of the Canadian Securities Exchange (the “Exchange”) to list, on the date of Closing, the Common Shares and the Common Shares issuable upon exercise of the Warrants and brokers warrants thereon.

In connection with the Offering, the Company intends to file a prospectus supplement (the "Supplement") to the Company’s short form base shelf prospectus dated April 26, 2021 (the "Shelf Prospectus"), with the securities regulatory authorities in British Columbia, Alberta and Ontario. Copies of the Shelf Prospectus and, the Supplement to be filed in connection with the Offering, can be found on SEDAR at www.sedar.com. The Shelf Prospectus contains, and the Supplement will contain, important detailed information about the Company and the Offering. Prospective investors should read the Supplement and accompanying Shelf Prospectus and the other documents the Company has filed on SEDAR at www.sedar.com before making an investment decision.

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This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

Contact

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com
Phone: (604) 221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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